UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6‑K
_______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number: 001-38262
_______________

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
_______________

Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)
_______________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Relevant event

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: November 8, 2022	By:	Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer

Buenos Aires, November 8, 2022 – Loma Negra, (NYSE: LOMA; BYMA: LOMA), (“Loma Negra” or the “Company”), the leading cement producer in Argentina, today announced results for the three-month period ended September 30, 2022 (our “3Q22 Results”).

3Q22 Key Highlights

◾
Net sales revenues increased by 4.2% YoY to Ps. 33,942 million (US$ 236 million), mainly explained by the increase in Cement sales, coupled with a good performance of the Concrete and Aggregates segments.

◾	Consolidated Adjusted EBITDA reached Ps. 7,508 million, decreasing 12.7% YoY in adjusted pesos, while in dollars it reached 68 million, with an increase of 33.9% YoY.
◾	The Consolidated Adjusted EBITDA margin contracted 426 basis points YoY from 26.4% to 22.1%.
◾	Net Loss of Ps. 12,241 million, explained by the impact on the Financial Result generated by the cancellation of debt in foreign currency with local funding.
◾	During the quarter, we granted a dividend payment of Ps. 10,300 million (US$ 81 million), Ps. 17.59 per outstanding share (Ps. 87.97 per ADR).
◾	Net Debt /LTM Adjusted EBITDA ratio of 0.54x compared with -0.12x in FY21.

The Company has presented certain financial figures, Table 1b and Table 11, in U.S. dollars and Pesos without giving effect to IAS 29. The Company has prepared all other financial information herein by applying IAS 29.

Commenting on the financial and operating performance for the third quarter of 2022, Sergio Faifman, Loma Negra’s Chief Executive Officer, noted: “The industry extends the positive trend, showing a high level of activity and heading to close a record year. In fact, the third quarter was the best in history in terms of cement shipments for the industry and for LOMA.

Our production capacity and our extensive nationwide distribution network allow us to keep up with the growing demand, underpinning our status as leaders in the industry. The recent investments in capacity allow us to go through this moment with solvency and we are prepared to continue meeting future growth in demand. Likewise, we are pleased to present another quarter of solid results, with an EBITDA of 68 million dollars that marks a historical record for LOMA, reaching 35 dollars per ton.

As we mentioned before, reaffirming our commitment to maximizing value for our shareholders, in the quarter we distributed a dividend of 81 million dollars, which added to what was distributed in the first half of the year totals 126 million dollars, which is equivalent to 1 dollar per outstanding ADR.

In this same sense, we have recently approved a new share repurchase program for 1,000 million pesos, which will be active until the end of the year.

Finally, this month we are celebrating 5 years as a listed company on the New York and Buenos Aires stock exchanges, so I would like to take this opportunity to thank all our people and stakeholders who have made this journey of growth and learning as a public company possible.”

Table 1: Financial Highlights
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended September 30,			Nine-months ended September 30,
	2022	2021	% Chg.	2022	2021	% Chg.
Net revenue	33,942	32,580	4.2%	92,392	90,362	2.2%
Gross Profit	7,228	8,396	-13.9%	25,098	27,593	-9.0%
Gross Profit margin	21.3%	25.8%	-448 bps	27.2%	30.5%	-337 bps
Adjusted EBITDA	7,508	8,595	-12.7%	25,724	27,748	-7.3%
Adjusted EBITDA Mg.	22.1%	26.4%	-426 bps	27.8%	30.7%	-287 bps
Net Profit (Loss)	(12,241)	2,726	n/a	(4,813)	5,893	n/a
Net Profit (Loss) attributable to owners of the Company	(12,144)	2,779	n/a	(4,574)	6,081	n/a
EPS	(20.7442)	4.7026	n/a	(7.8113)	10.2497	n/a
Average outstanding shares (*)	585	591	-0.9%	586	593	-1.3%
Net Debt	19,699	(604)	n/a	19,699	(604)	n/a
Net Debt /LTM Adjusted EBITDA	0.54x	-0.02x	n/a	0.54x	-0.02x	n/a
(*) Net of shares repurchased

Table 1b: Financial Highlights in Ps and in U.S. dollars (figures exclude the impact of IAS 29)
In million Ps.	Three-months ended September 30,			Nine-months ended September 30,
	2022	2021	% Chg.	2022	2021	% Chg.
Net revenue	31,983	17,137	86.6%	74,310	43,601	70.4%
Adjusted EBITDA	9,264	4,957	86.9%	23,016	14,073	63.5%
Adjusted EBITDA Mg.	29.0%	28.9%	+4 bps	31.0%	32.3%	-130 bps
Net Profit (Loss)	(7,521)	3,466	n/a	5,077	11,354	-55.3%
Net Debt	19,699	(604)	n/a	19,699	(604)	n/a
Net Debt /LTM Adjusted EBITDA	0.54x	-0.02x	n/a	0.54x	-0.02x	n/a

In million US$	Three-months ended September 30,			Nine-months ended September 30,
	2022	2021	% Chg.	2022	2021	% Chg.
Ps./US$, av	135.78	97.26	39.6%	120.41	93.42	28.9%
Ps./US$, eop	147.32	98.74	49.2%	147.32	98.74	49.2%
Net revenue	236	176	33.7%	617	467	32.2%
Adjusted EBITDA	68	51	33.9%	191	151	26.9%
Adjusted EBITDA Mg.	29.0%	28.9%	+4 bps	31.0%	32.3%	-130 bps
Net Profit (Loss)	(55)	36	n/a	42	122	-65.3%
Net Debt	134	(6)	n/a	134	(6)	n/a
Net Debt /LTM Adjusted EBITDA	0.54x	-0.02x	n/a	0.54x	-0.02x	n/a

Overview of Operations

Sales Volumes

Table 2: Sales Volumes[2]

		Three-months ended September 30,			Nine-months ended September 30,
		2022	2021	% Chg.	2022	2021	% Chg.
Cement, masonry & lime	MM Tn	1.88	1.66	12.9%	5.02	4.45	13.0%
Concrete	MM m3	0.17	0.12	35.6%	0.43	0.39	8.8%
Railroad	MM Tn	1.21	1.15	5.5%	3.44	3.20	7.7%
Aggregates	MM Tn	0.34	0.21	65.0%	0.91	0.58	55.9%
[2] Sales volumes include inter-segment sales

Sales volumes of cement, masonry, and lime during 3Q22 increased by 12.9% to 1.9 million tons, mainly leveraged by the growth of bulk cement. Sales of bagged cement maintain a solid evolution, supported by the robust demand of the retail sector, while bulk cement continues to be the dispatch modality that is exhibiting the greatest dynamism, driven by a higher level of activity in private infrastructure projects, residential and industrial, accompanied by a moderate level of activity in public works, mainly at the municipal and provincial levels.

Regarding the volume of the Concrete segment, it registered an increase of 35.6% YoY. The volume of concrete continues with a positive trend, with the segment being one of the drivers of growth in bulk cement shipments. The Concrete segment closed the best quarter of the year driven mainly by demand from the private sector, coupled to a lesser extent by public works. On the other hand, Aggregates had a strong increase of 65.0% YoY, driven mainly by the concrete sector and sustained by the good production and logistics performance, registering in September the best month in its history in terms of volume, exceeding 120 thousand tons.

Likewise, the volumes of the railway segment experienced a growth of 5.5% compared to the same quarter of 2021, where the strong level of activity in the construction sector boosted the transported volumes of stone and cement, followed by the chemical category, offsetting the decrease in fracsand volumes.

Review of Financial Results

Table 3: Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended September 30,			Nine-months ended September 30,
	2022	2021	% Chg.	2022	2021	% Chg.
Net revenue	33,942	32,580	4.2%	92,392	90,362	2.2%
Cost of sales	(26,714)	(24,184)	10.5%	(67,294)	(62,769)	7.2%
Gross profit	7,228	8,396	-13.9%	25,098	27,593	-9.0%
Share of loss of associates	-	-	n/a	-	-	n/a
Selling and administrative expenses	(2,631)	(2,491)	5.6%	(7,938)	(7,347)	8.0%
Other gains and losses	(124)	63	n/a	(109)	327	n/a
Impairment of property, plant and equipment	-	(259)	n/a	-	(259)	n/a
Tax on debits and credits to bank accounts	(330)	(318)	4.0%	(916)	(912)	0.4%
Finance gain (cost), net
Gain on net monetary position	3,687	38	9723.6%	6,504	2,726	138.6%
Exchange rate differences	(885)	(276)	220.9%	(3,763)	(2,159)	74.3%
Financial income	106	160	-33.8%	1,226	1,390	-11.8%
Financial expense	(18,183)	(510)	3462.1%	(19,304)	(1,649)	1070.9%
Profit (Loss) before taxes	(11,134)	4,803	n/a	798	19,711	-95.9%
Income tax expense
Current	(267)	(1,917)	-86.1%	(3,011)	(8,441)	-64.3%
Deferred	(840)	(160)	426.6%	(2,600)	(5,376)	-51.6%
Net profit (Loss)	(12,241)	2,726	n/a	(4,813)	5,893	n/a

Net Revenues

Net revenue increased 4.2% to Ps. 33,942 million in 3Q22, from Ps. 32,580 million in the comparable quarter last year, driven by an increase in Cement, coupled with the good performance in Concrete and Aggregates that offset the drop in the Railway segment

Cement, masonry cement and lime segment was up 4.8% YoY, with volumes expanding 12.9% partially offset by price dynamics.

Concrete registered an increase in its topline of 40.7% compared with 3Q21, sustained by a 35.6% increase in volume, also accompanied by an improvement in prices. The Aggregates segment recorded a strong increase in revenues of 54.7%, supported by a volume increase of 65.0% YoY while prices were affected by product mix variations.

Railroad revenues decreased 7.0% in 3Q22 compared to the same quarter of 2021, mainly explained by the decrease in the average transported distance that impacted on the average price due to the variations in the mix of transported products, where the increase in construction materials was observed to the detriment of the transported volume of fracsand.

Cost of sales, and Gross profit

Cost of sales increased 10.5% YoY, reaching Ps. 26,714 million in 3Q22, mainly because of higher volume sold, higher energy costs linked to the winter period and the growing inflationary pressure. Likewise, the increase in depreciation due to the new production line in L'Amalí affected the cost of sales. Said effects saw their impact softened by operating efficiencies, greater availability of natural gas and greater productive flexibility as a result of the latest investments in capacity.

Gross Profit registered a decline of 13.9% YoY to Ps. 7,228 million in 3Q22, from Ps. 8,396 million in 3Q21, with a gross profit margin that contracted 448 basis points YoY to 21.3%.

Selling and Administrative Expenses

Selling and administrative expenses (SG&A) in 3Q22 increased by 5.6% YoY to Ps. 2,631 million, from Ps. 2,491 million in 3Q21, mainly as a result of higher expenses in salaries compared to the previous year. As a percentage of sales, SG&A showed a slight increase against 3Q21 of 11 basis points, reaching 7.8%.

Adjusted EBITDA & Margin

Table 4: Adjusted EBITDA Reconciliation & Margin
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended September 30,			Nine-months ended September 30,
	2022	2021	% Chg.	2022	2021	% Chg.
Adjusted EBITDA reconciliation:
Net profit (Loss)	(12,241)	2,726	n/a	(4,813)	5,893	n/a
(+) Depreciation and amortization	3,035	2,627	15.6%	8,672	7,175	20.9%
(+) Tax on debits and credits to bank accounts	330	318	4.0%	916	912	0.4%
(+) Income tax expense	1,107	2,076	-46.7%	5,612	13,817	-59.4%
(+) Financial interest, net	2,631	43	6001.4%	1,946	(562)	n/a
(+) Exchange rate differences, net	885	276	220.9%	3,763	2,159	74.3%
(+) Other financial expenses, net	15,446	308	4918.2%	16,132	820	1866.9%
(+) Gain on net monetary position	(3,687)	(38)	9723.6%	(6,504)	(2,726)	138.6%
(+) Share of profit (loss) of associates	-	-	n/a	-	-	n/a
(+) Impairment of property, plant and equipment	-	259	n/a	-	259	n/a
Adjusted EBITDA	7,508	8,595	-12.7%	25,724	27,748	-7.3%
Adjusted EBITDA Margin	22.1%	26.4%	-426 bps	27.8%	30.7%	-287 bps

Adjusted EBITDA decreased 12.7% YoY in the third quarter of 2022 to Ps. 7,508 million from 8,595 in the same period of the previous year, mainly affected by lower adjusted EBITDA generated by our cement business and slightly offset by better results in Concrete and Aggregates.

Likewise, the Adjusted EBITDA margin contracted 426 basis points to 22.1% compared to 26.4% in 3Q21, mainly due to the compression of the cement margin and the higher incidence of other businesses with lower margins, due to the increase in their activity levels.

In particular, the Adjusted EBITDA margin of the Cement, Masonry and Lime segment contracted 516 bps to 24.3%, mainly due to a lower price performance partially offset by a favorable costs management in a context of high inflation, and also being the third quarter the period where the higher costs of thermal and electrical energy compress the margins.

Concrete Adjusted EBITDA margin showed a significant improvement of 637 bps, reversing the negative values of previous periods, reaching 2.4%, from a negative margin of 4.0% in 3Q21, supported by a recovery in volume and good price performance, coupled by higher operating efficiencies.

The Adjusted EBITDA margin of Aggregates stood at 12.2%, showing a substantial improvement of 1,192 basis points compared to 3Q21, mainly leveraged on the strong increase in volume that allowed a better dilution of fixed costs.

Finally, the Adjusted EBITDA margin of the Railroad segment decreased 740 bps to negative 0.1% in the third quarter, from 7.3%, where the improvement in the transported volumes did not manage to compensate the negative performance of the price, mainly affected by the reduction in the average transported distance due to variations in the mix of transported products.

Finance Costs-Net

Table 5: Finance Gain (Cost), net
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended September 30,			Nine-months ended September 30,
	2022	2021	% Chg.	2022	2021	% Chg.
Exchange rate differences	(885)	(276)	220.9%	(3,763)	(2,159)	74.3%
Financial income	106	160	-33.8%	1,226	1,390	-11.8%
Financial expense	(18,183)	(510)	3462.1%	(19,304)	(1,649)	1070.9%
Gain on net monetary position	3,687	38	9723.6%	6,504	2,726	138.6%
Total Finance Gain (Cost), Net	(15,276)	(589)	2492.0%	(15,337)	308	n/a

During 3Q22, the Company reported a total net financial cost of Ps. 15,276 million compared to a total net financial cost of Ps. 589 million in 3Q21, explained mainly by the increase in the financial expense generated by the cancellation of debt in foreign currency with local funding coupled by the increase in the total debt position. This increase in the net financial expense was partially offset by a positive effect of the result on the monetary position.

Net Profit and Net Profit Attributable to Owners of the Company

Net Loss of Ps. 12,241 million in 3Q22 compared to a Net Gain of Ps. 2,726 million in the same period of the previous year, mainly due to the impact on the Financial Result generated by the cancellation of debt in foreign currency with local funding.

Net Loss Attributable to Owners of the Company stood at Ps. 12,144 million. During the quarter, the Company reported a loss per common share of Ps. 20.7442 and an ADR loss of Ps. 103.7212, compared to earnings per common share of Ps. 4.7026 and earnings per ADR of Ps. 23.5128 in 3Q21.

Capitalization

As of September 30, 2022, total Cash, Cash Equivalents, and Investments were Ps. 3,465 million compared with Ps. 7,851 million as of the September 30, 2021. Total debt at the close of the quarter stood at Ps. 23,164 million, composed by Ps. 14,795 million in short-term borrowings, including the current portion of long-term borrowings (or 63.9% of total borrowings), and Ps. 8,369 million in long-term borrowings (or 36.1% of total borrowings).

Table 6: Capitalization and Debt Ratio
(amounts expressed in millions of pesos, unless otherwise noted)
	As of September 30,		As of December, 31
	2022	2021	2021

Total Debt	23,164	7,247	4,170
- Short-Term Debt	14,795	6,370	3,508
- Long-Term Debt	8,369	877	662
Cash, Cash Equivalents and Investments	(3,465)	(7,851)	8,754
Total Net Debt	19,699	(604)	(4,583)
Shareholder's Equity	96,139	116,935	120,420
Capitalization	119,303	124,182	124,590
LTM Adjusted EBITDA	36,379	39,592	38,403
Net Debt /LTM Adjusted EBITDA	0.54x	-0.02x	-0.12x

At the end of the third quarter of 2022, 60.0% (or Ps. 13,899 million) of Loma Negra's total debt was in Argentine pesos, while 40.0% (or Ps. 9,265 million) was denominated in US dollars. The average duration of Loma Negra's total debt was 0.7 years.

As of September 30, 2022, 61.8% of the Company's consolidated loans accrued interest at a variable rate. The debt denominated in dollars with rates based on Libor, while the portion in Argentine pesos accrued interest at the short-term market rate. The remaining 38.2% accrues interest at a fixed rate in pesos.

The Net Debt to Adjusted EBITDA (LTM) ratio increased to 0.54x as of September 30, 2022, from -0.12x as of December 31, 2021, as a result of an increase in the debt, partially compensated by our strong cash generation.

Cash Flows

Table 7: Condensed Interim Consolidated Statement of Cash Flows
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended September 30,		Nine-months ended September 30,
	2022	2021	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net Profit (Loss)	(12,241)	2,726	(4,813)	5,893
Adjustments to reconcile net profit (loss) to net cash provided by operating activities	24,671	8,204	35,251	24,009

Changes in operating assets and liabilities	(987)	(617)	(13,292)	(13,144)
Net cash generated by operating activities	11,443	10,314	17,146	16,759

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of Yguazú Cementos S.A.	0	182	79	682
Property, plant and equipment, Intangible Assets, net	(1,563)	(2,825)	(3,806)	(7,776)
Contributions to Trust	(57)	(37)	(146)	(121)
Investments, net	2,395	0	2,395	(3,713)
Net cash (used in) investing activities	774	(2,679)	(1,478)	(10,928)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds / Repayments from borrowings, Interest paid	7,245	(3,199)	19,673	(7,672)
Dividends paid	(11,661)	0	(18,591)	0
Loss on transactions with securities	(15,036)	-	(15,036)	-
Share repurchase plan	0	(1,152)	(871)	(2,741)
Net cash generated by (used in) by financing activities	(19,452)	(4,351)	(14,825)	(10,413)

Net increase (decrease) in cash and cash equivalents	(7,235)	3,284	844	(4,582)
Cash and cash equivalents at the beginning of the year	13,293	2,321	5,490	10,968
Effect of the re-expression in homogeneous cash currency ("Inflation-Adjusted")	(2,700)	(2,895)	(2,973)	(3,084)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	107	596	104	3
Cash and cash equivalents at the end of the period	3,465	3,305	3,465	3,305

In 3Q22, our operating cash generation stood at Ps. 11,443 million, compared to Ps. 10,314 million in the same period of the previous year, mainly due to the positive effect in the variation of the income tax paid that offset higher needs of working capital.

During 3Q22, the Company used cash in financing activities for Ps. 19,452 million, product of the cancellation of debt in foreign currency with local funding. Also, in the month of July, the Company approved a distribution of dividends for Ps. 10.3 billion. Regarding cash used in investing activities, the Company generated a total of Ps. 774 million, as a result of the liquidation of investments, while the completion of the L'Amalí expansion project significantly reduced the need for capital expenditure.

Recent Events

Share Repurchase Plan.

On October 3, 2022, the Company announced the approval of the fifth share repurchase plan, in accordance with Section 64 of Law No. 26.831 (“LMC”) and the CNV Regulations. The purpose is to efficiently apply a portion of the Company´s cash position which may result in a greater return of value for its shareholders considering the current attractive value of the share.

The plan became effective as from October 3, 2022, the amount to invest will be up to Ps. 1,000 million or such lower amount that derives from the repurchase of up to 10% of Company’s capital stock. The maximum amount of shares or maximum percentage of the Company’s capital stock to be repurchased shall never surpass the limit of 10% of the capital stock in accordance with Section 64 of LMC.

A summary of current Share Repurchase Programs is shown below:

Repurchase Program V
Maximum amount for repurchase	Ps. 1,000 million
Maximum price	Ps. 495/ordinary share or US$ 8/ADR
Period in force	until December 31, 2022
Repurchase under the program until November 7, 2022	Ps. 317 million
Progress	31.7%

3Q22 Earnings Conference Call

When:	10:00 a.m. U.S. ET (12:00 p.m. BAT), November 9, 2022
Dial-in:	0800-444-2930 (Argentina), 1-833-255-2824 (U.S.), 1-866-605-3852 (Canada), 1-412-902-6701 (International)
Password:	Loma Negra Call
Webcast:	https://event.choruscall.com/mediaframe/webcast.html?webcastid=jOvcwIJo
Replay:
A telephone replay of the conference call will be available between November 10, 2022, at 1:00 pm U.S. E.T. and ending on November 16, 2022. The replay can be accessed by dialing 1-877-344-7529 (U.S. toll free), or 1-412-317-0088 (International). The passcode for the replay is 7065542. The audio of the conference call will also be archived on the Company’s website at www.lomanegra.com

Definitions

Adjusted EBITDA is calculated as net profit plus financial interest, net plus income tax expense plus depreciation and amortization plus exchange rate differences plus other financial expenses, net plus tax on debits and credits to bank accounts, plus share of loss of associates, plus net Impairment of Property, plant and equipment, and less income from discontinued operation. Loma Negra believes that excluding tax on debits and credits to bank accounts from its calculation of Adjusted EBITDA is a better measure of operating performance when compared to other international players.

Net Debt is calculated as borrowings less cash, cash equivalents and marketable securities.

About Loma Negra

Founded in 1926, Loma Negra is the leading cement company in Argentina, producing and distributing cement, masonry cement, aggregates, concrete and lime, products primarily used in private and public construction. Loma Negra is a vertically-integrated cement and concrete company, with nationwide operations, supported by vast limestone reserves, strategically located plants, top-of-mind brands and established distribution channels. Loma Negra is listed both on BYMA and on NYSE in the U.S., where it trades under the symbol “LOMA”. One ADS represents five (5) common shares. For more information, visit www.lomanegra.com.

Note

The Company presented some figures converted from Pesos to U.S. dollars for comparison purposes. The exchange rate used to convert Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars. The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.
Rounding: We have made rounding adjustments to reach some of the figures included in this annual report. As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Disclaimer
This release contains forward-looking statements within the meaning of federal securities law that are subject to risks and uncertainties. These statements are only predictions based upon our current expectations and projections about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives.  In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “seek,” “forecast,” or the negative of these terms or other similar expressions. The forward-looking statements are based on the information currently available to us. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, among others things: changes in general economic, political, governmental and business conditions globally and in Argentina, changes in inflation rates, fluctuations in the exchange rate of the peso, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. You should not rely upon forward-looking statements as predictions of future events. Although we believe in good faith that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Any or all of Loma Negra’s forward-looking statements in this release may turn out to be wrong. You should consider these forward-looking statements in light of other factors discussed under the heading “Risk Factors” in the prospectus filed with the Securities and Exchange Commission on October 31, 2017 in connection with Loma Negra’s initial public offering. Therefore, readers are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations.

IR Contacts Marcos I. Gradin, Chief Financial Officer and Investor Relations Diego M. Jalón, Investor Relations Manager +54-11-4319-3050 investorrelations@lomanegra.com

--- Financial Tables Follow ---

Table 8: Condensed Interim Consolidated Statements of Financial Position
(amounts expressed in millions of pesos, unless otherwise noted)
	As of September 30,	As of December 31,
	2022	2021
ASSETS
Non-current assets
Property, plant and equipment	130,530	135,010
Right to use assets	421	515
Intangible assets	381	480
Investments	9	9
Goodwill	87	87
Inventories	5,173	5,122
Other receivables	824	1,154
Total non-current assets	137,425	142,376
Current assets
Inventories	15,840	14,444
Other receivables	4,063	1,978
Trade accounts receivable	7,608	6,578
Investments	2,406	8,205
Cash and banks	1,059	549
Total current assets	30,975	31,753
TOTAL ASSETS	168,400	174,130
SHAREHOLDER'S EQUITY
Capital stock and other capital related accounts	33,003	33,825
Reserves	67,670	75,379
Retained earnings	(4,574)	10,937
Accumulated other comprehensive income	-	-
Equity attributable to the owners of the Company	96,099	120,142
Non-controlling interests	40	278
TOTAL SHAREHOLDER'S EQUITY	96,139	120,420
LIABILITIES
Non-current liabilities
Borrowings	8,369	662
Accounts payables	-	-
Provisions	961	942
Salaries and social security payables	78	84
Debts for leases	292	391
Other liabilities	114	237
Deferred tax liabilities	26,368	23,768
Total non-current liabilities	36,183	26,084
Current liabilities
Borrowings	14,795	3,508
Accounts payable	13,544	13,080
Advances from customers	1,594	1,705
Salaries and social security payables	3,079	3,379
Tax liabilities	2,750	5,556
Debts for leases	95	132
Other liabilities	223	266
Total current liabilities	36,078	27,626
TOTAL LIABILITIES	72,262	53,710
TOTAL SHAREHOLDER'S EQUITY AND LIABILITIES	168,400	174,130

Table 9: Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income (unaudited)
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended September 30,			Nine-months ended September 30,
	2022	2021	% Change	2022	2021	% Change
Net revenue	33,942	32,580	4.2%	92,392	90,362	2.2%
Cost of sales	(26,714)	(24,184)	10.5%	(67,294)	(62,769)	7.2%
Gross Profit	7,228	8,396	-13.9%	25,098	27,593	-9.0%
Share of loss of associates	-	-	n/a	-	-	n/a
Selling and administrative expenses	(2,631)	(2,491)	5.6%	(7,938)	(7,347)	8.0%
Other gains and losses	(124)	63	n/a	(109)	327	n/a
Impairment of property, plant and equipment	-	(259)	n/a	-	(259)	n/a
Tax on debits and credits to bank accounts	(330)	(318)	4.0%	(916)	(912)	0.4%
Finance gain (cost), net
Gain on net monetary position	3,687	38	9723.6%	6,504	2,726	138.6%
Exchange rate differences	(885)	(276)	220.9%	(3,763)	(2,159)	74.3%
Financial income	106	160	-33.8%	1,226	1,390	-11.8%
Financial expenses	(18,183)	(510)	3462.1%	(19,304)	(1,649)	1070.9%
Profit (loss) before taxes	(11,134)	4,803	n/a	798	19,711	-95.9%
Income tax expense
Current	(267)	(1,917)	-86.1%	(3,011)	(8,441)	-64.3%
Deferred	(840)	(160)	426.6%	(2,600)	(5,376)	-51.6%
Net Profit (Loss)	(12,241)	2,726	n/a	(4,813)	5,893	n/a
Net Profit (Loss) for the period attributable to:
Owners of the Company	(12,144)	2,779	n/a	(4,574)	6,081	n/a
Non-controlling interests	(97)	(52)	85.8%	(239)	(187)	27.4%
NET PROFIT (LOSS) FOR THE PERIOD	(12,241)	2,726	n/a	(4,813)	5,893	n/a
Earnings per share (basic and diluted):	(20.7442)	4.7026	n/a	(7.8113)	10.2497	n/a

Table 10: Condensed Interim Consolidated Statement of Cash Flows
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended September 30,		Nine-months ended September 30,
	2022	2021	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net Profit (Loss)	(12,241)	2,726	(4,813)	5,893
Adjustments to reconcile net profit to net cash provided by operating activities
Income tax expense	1,107	2,076	5,612	13,817
Depreciation and amortization	3,035	2,627	8,672	7,175
Provisions	694	347	825	304
Exchange rate differences	2,818	3,177	2,467	2,163
Interest expense	1,916	(273)	2,474	372
Loss on transactions with securities	15,036	-	15,036	-
Gain on disposal of property, plant and equipment	15	(37)	(2)	(187)
Impairment of property, plant and equipment	-	259	-	259
Impairment of trust fund	41	29	119	105
Share-based payment	8	-	49	-
Changes in operating assets and liabilities
Inventories	2,334	1,935	(1,400)	585
Other receivables	(1,068)	(2,049)	(1,686)	(2,723)
Trade accounts receivable	(2,135)	(722)	(4,593)	(2,418)
Advances from customers	544	284	175	(104)
Accounts payable	2,287	1,083	3,596	1,714
Salaries and social security payables	560	314	1,172	919
Provisions	(162)	(85)	(231)	(134)
Tax liabilities	2,543	636	3,549	493
Other liabilities	140	142	(19)	(69)
Gain on net monetary position	(4,522)	(383)	(6,504)	(2,726)
Income tax paid	(1,509)	(1,770)	(7,349)	(8,683)
Net cash generated by (used in) operating activities	11,443	10,314	17,146	16,759

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of Yguazú Cementos S.A.	0	182	79	682
Proceeds from disposal of Property, plant and equipment	(7)	68	24	210
Payments to acquire Property, plant and equipment	(1,531)	(2,856)	(3,801)	(7,949)
Payments to acquire Intangible Assets	(26)	(37)	(29)	(37)
Acquire investments	0	0	-	(3,713)
Proceeds from maturity investments	2,395	-	2,395	-
Contributions to Trust	(57)	(37)	(146)	(121)
Net cash generated by (used in) investing activities	774	(2,679)	(1,478)	(10,928)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	26,356	909	43,529	1,849
Interest paid	(2,041)	(287)	(2,341)	(817)
Dividends paid	(11,661)	0	(18,591)	0
Loss on transactions with securities	(15,036)	-	(15,036)	-
Debts for leases	(28)	(71)	(124)	(229)
Repayment of borrowings	(17,042)	(3,750)	(21,391)	(8,474)
Share repurchase plan	0	(1,152)	(871)	(2,741)
Net cash generated by (used in) financing activities	(19,452)	(4,351)	(14,825)	(10,413)
Net increase (decrease) in cash and cash equivalents	(7,235)	3,284	844	(4,582)
Cash and cash equivalents at the beginning of the period	13,293	2,321	5,490	10,968
Effect of the re-expression in homogeneous cash currency ("Inflation-Adjusted")	(2,700)	(2,895)	(2,973)	(3,084)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	107	596	104	3

Cash and cash equivalents at the end of the period	3,465	3,305	3,465	3,305

Table 11: Financial Data by Segment (figures exclude the impact of IAS 29)
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended September 30,				Nine-months ended September 30,
	2022	%	2021	%	2022	%	2021	%
Net revenue	31,983	100.0%	17,137	100.0%	74,310	100.0%	43,601	100.0%
Cement, masonry cement and lime	28,377	88.7%	15,320	89.4%	65,760	88.5%	39,029	89.5%
Concrete	2,799	8.8%	1,115	6.5%	6,127	8.2%	3,147	7.2%
Railroad	2,418	7.6%	1,465	8.5%	5,994	8.1%	3,572	8.2%
Aggregates	784	2.5%	285	1.7%	1,787	2.4%	604	1.4%
Others	168	0.5%	106	0.6%	476	0.6%	246	0.6%
Eliminations	(2,562)	-8.0%	(1,153)	-6.7%	(5,832)	-7.8%	(2,997)	-6.9%
Cost of sales	21,069	100.0%	11,416	100.0%	47,348	100.0%	27,487	100.0%
Cement, masonry cement and lime	17,948	85.2%	9,770	85.6%	39,747	83.9%	23,081	84.0%
Concrete	2,637	12.5%	1,136	9.9%	5,859	12.4%	3,322	12.1%
Railroad	2,309	11.0%	1,328	11.6%	5,739	12.1%	3,350	12.2%
Aggregates	642	3.0%	272	2.4%	1,549	3.3%	574	2.1%
Others	94	0.4%	64	0.6%	287	0.6%	157	0.6%
Eliminations	(2,562)	-12.2%	(1,153)	-10.1%	(5,832)	-12.3%	(2,997)	-10.9%
Selling, admin. expenses and other gains & losses	2,487	100.0%	1,223	100.0%	6,098	100.0%	3,214	100.0%
Cement, masonry cement and lime	2,175	87.4%	1,052	86.1%	5,351	87.7%	2,841	88.4%
Concrete	103	4.2%	27	2.2%	249	4.1%	49	1.5%
Railroad	138	5.6%	101	8.2%	335	5.5%	228	7.1%
Aggregates	14	0.6%	3	0.3%	24	0.4%	7	0.2%
Others	56	2.3%	39	3.2%	140	2.3%	88	2.7%
Depreciation and amortization	837	100.0%	459	100.0%	2,152	100.0%	1,173	100.0%
Cement, masonry cement and lime	644	76.9%	356	77.4%	1,645	76.4%	885	75.4%
Concrete	11	1.3%	16	3.4%	45	2.1%	47	4.0%
Railroad	170	20.4%	78	17.0%	434	20.1%	215	18.3%
Aggregates	10	1.2%	9	1.9%	25	1.2%	22	1.9%
Others	1	0.1%	1	0.3%	4	0.2%	4	0.3%
Adjusted EBITDA	9,264	100.0%	4,957	100.0%	23,016	100.0%	14,073	100.0%
Cement, masonry cement and lime	8,898	96.0%	4,853	97.9%	22,307	96.9%	13,992	99.4%
Concrete	69	0.7%	(32)	-0.7%	64	0.3%	(177)	-1.3%
Railroad	141	1.5%	114	2.3%	354	1.5%	209	1.5%
Aggregates	138	1.5%	18	0.4%	239	1.0%	45	0.3%
Others	18	0.2%	4	0.1%	53	0.2%	4	0.0%
Reconciling items:
Effect by translation in homogeneous cash currency ("Inflation-Adjusted")	(1,756)		3,638		2,708		13,675
Depreciation and amortization	(3,035)		(2,627)		(8,672)		(7,175)
Tax on debits and credits banks accounts	(330)		(318)		(916)		(912)
Finance gain (cost), net	(15,276)		(589)		(15,337)		308
Income tax	(1,107)		(2,076)		(5,612)		(13,817)
Share of profit of associates	-		-		-		-
Impairment of property, plant and equipment	-		(259)		-		(259)
NET PROFIT (LOSS) FOR THE PERIOD	(12,241)		2,726		(4,813)		5,893